VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
September 6, 2011
Re:	Form S-3 (the “Registration Statement”) (File No. 333-176670)
Ladies and Gentlemen:
Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Inovio Pharmaceuticals, Inc. (the “Registrant”) is hereby filing a delaying amendment with respect to the Registration Statement, which the Registrant filed on September 2, 2011.
The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
No fees are required in connection with this filing.
Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Blue Bell and the Commonwealth of Pennsylvania, on the 6th day of September, 2011.

/s/ Peter Kies
By: Peter Kies
Title:	Chief Financial Officer